(Formerly Hard Creek Nickel Corporation)
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) for Giga Metals Corporation (the “Company”) is for the year ending December 31, 2017 and includes information up to April 30, 2018 (the “Report Date”). The MD&A should be read in conjunction with the Company’s audited financial statements and related notes to the financial statements for the year ended December 31, 2017. The referenced consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are expressed in Canadian dollars unless otherwise stated.

Forward-Looking Statements and Risk Notice

This MD&A is a review of the Company’s operations and financial position as at and for the year ended December 31, 2017, and plans for the future based on facts and circumstances as of April 30, 2018. Except for statements of historical fact relating to the Company, including our 100% interest in the Turnagain Property, certain information contained herein constitutes forwarding-looking statements. When we discuss: mine plans; our costs and timing of current and proposed exploration; development; production and marketing; capital expenditures; cash flow; working capital requirements; and the requirement for additional capital; operations; revenue; margins and earnings; future prices of nickel and cobalt; foreign currency exchange rates; future accounting changes; or other things that have not yet happened in this review we are making statements considered to be forward-looking statements under Canadian and United States securities laws. We refer to them in this review as forward-looking information. The forward-looking information in this review typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, believe, may, could, would might and will. We can give no assurance that the forward-looking information will prove to be accurate. It is based on a number of assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s operations, no material adverse change in the market price of commodities and exchange rates and such other assumptions and factors as set out herein. It is also subject to risks associated with our business, including but not limited to risk inherent in the mining and metals business; commodity price fluctuations and hedging; competition for mining properties; sale of products and future market access; mineral reserves and recovery estimates; currency fluctuations; interest rate risk; financing risk; environment risk; legal proceedings; and other risks that are set out in our annual information form and below. If our assumptions prove to be incorrect or risks materialize, our actual results and events may vary materially from what we currently expect as set out in this review. We recommend that you review our annual information form and this Management’s Discussion and Analysis, which include a discussion of material risks that could cause actual results to differ materially from our current expectations. Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to be securities laws.

Overall Performance

The Company has a 100% interest in the Turnagain Nickel property located in the Liard Mining Division in northern British Columbia, approximately 70 km east of Dease Lake. The 65 claims that comprise the Turnagain property are contiguous, and as of the date of this report, cover an area of approximately 33,220 hectares. All the property claims have had assessment work applied to them to keep them in good standing until at least December 1, 2021.

The Turnagain project has not been actively explored since 2011 due to low nickel prices and difficult financial conditions. The price of nickel has been improving over the past year, and during the third quarter of 2017, the Company completed equity financings allowing the Company to plan a drilling program for the summer of 2018.

The Company relies on equity financings and loans to fund its operations. During the year ended December 31, 2017, the Company raised $4,727,500 by issuing a total of 18,146,666 units. The Company raised an additional $75,500 by the exercise of 980,000 stock options and warrants.

The Company is planning to drill approximately 7,000 metres of core holes in 2018. Approximately half of the drilling will be to test three high impact exploration targets; the balance will be development drilling designed to increase confidence in part of the deposit that is currently categorized as inferred resource.

Selected Annual Information

	December 31, 2017 $	December 31, 2016 $	December 31, 2015 $
Total revenues	-	-	-
Loss and comprehensive loss	683,299	224,112	10,230,524
Loss per share	0.03	0.01	1.13
Total assets	4,656,028	302,889	239,665
Total liabilities	144,982	14,970	15,849
Resource properties written-down or written off in year	51,964	29,093	10,055,858

The Company is an exploration company, and unless otherwise noted, the loss for the year represents the general and administrative expenses, which include the estimated fair value of the stock options granted by the Company.

The comprehensive loss in 2015 includes property impairment of $10,055,858, the adjusted loss is $174,666.

The comprehensive loss in 2016 includes property impairment of $29,093 and stock-based compensation of $42,831, the adjusted loss is $152,188.

The comprehensive loss in 2017 includes property expenditures of $51,964 and stock-based compensation of $360,493, the adjusted loss is $270,842.

Results from Operations

During the year ended December 31, 2017

General and Administrative - During the year ended December 31, 2017 (“2017”), the Company incurred a loss of $683,299 ($0.03 per share) compared to a loss of $224,112 ($0.01 per share) during the year ending December 31, 2016. The administrative expenses for 2017 were $637,610, up from $196,321 from 2016. Total administrative expenses include two non-cash expenses, amortization and stock-based compensation. These amounts were $1,713 (2016: $2,968) and $360,493 (2016: $42,831) in 2017, respectively. Excluding non-cash expenses, the 2017 administrative expenses were $327,368 up from $150,522 in 2016. Office and general expenses in 2017 were $123,067 (2016: $75,111), an increase of $47,956. Investor relations in 2017 was $33,429 (2016: $12,540), an increase of $20,889. Legal and audit in 2017 was $21,167 (2016: $18,178) an increase of $6,039. Management fees in 2017 was $53,600, up $35,600 from the $18,000 incurred in 2016. Excluding amortization and stock-based compensation, the total general and administrative expenses for 2017 were approximately $27,000 per month compared to $13,000 per month in 2016. During 2017, the Company earned $6,275 from interest income compared to $1,302 for 2016. The increase in expenditures during 2017 was due to increased business activity after completion of financing activities in October, November and December 2017.

Exploration - During the year ended December 31, 2017, the Company incurred expenditures on exploration and evaluation assets of $51,964 (2016: $29,093). The Company has been expensing all exploration costs since the Turnagain project was written down to $1 on December 31, 2015.

During the three months ended December 31, 2017

Excluding amortization and stock-based compensation, there were $142,188 of administrative expenses during the fourth quarter of 2017; these expenses were up from the $59,536 expended in the third quarter of 2017 and up from the $48,837 expended in the fourth quarter of 2016. The increase in expenditures was due to increased business activity.

Summary of Quarterly Results

The following is selected financial data from the Company’s unaudited quarterly financial statements for the last eight quarters ending with the most recently completed quarter, being December 31, 2017.

Three Months Ended ($)
	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Total Revenues	-	-	-	-
Loss	491,880	95,375	48,081	47,963
Loss Per Share (basic and diluted)(1)	0.01	0.00	0.00	0.00
Exploration and evaluation interest expenditures	-	-	-	-

Three Months Ended ($)
	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Total Revenues	-	-	-	-
Loss	61,887	51,208	70,990	40,027
Loss Per Share (basic and diluted)	0.00	0.00	0.00	0.00
Increase in exploration and evaluation assets – British Columbia properties	(1,273)	6,000	13,480	10,886

Financing Activities and Capital Expenditures

During the year ended December 31, 2017, the Company completed financings as follows:

I)

On August 30, 2017, the Company closed a private placement of 8,333,333 units at a price of $0.06 per unit for gross proceeds of $500,000. Each unit consists of one common share and one share purchase warrant exercisable into one common share at a price of $0.07 during the first year and $0.08 during years two and three. As part of the private placement, the Company incurred other cash issuance costs of $4,575.

II)

On October 24, 2017, the Company closed a private placement of 6,750,000 units at a price of $0.35 per unit for gross proceeds of $2,362,500. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.45 with an expiry date of three years after the closing date.

As part of the private placement, the Company paid $126,313 in finder’s fees and other cash issuance costs of $16,663. In addition, the Company issued 396,000 in broker warrants with an expiry date of one year after the closing date.

III)

On December 20, 2017, the Company closed a private placement of 1,813,333 units at a price of $0.60 per unit for gross proceeds of $1,088,000. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.70 with an expiry date of three years after the closing date.

As part of the private placement, the Company paid $59,160 in finder’s fees and other cash issuance costs of $2,306. In addition, the Company issued 98,600 in broker warrants with an expiry date of one year after the closing date.

IV)

On December 27, 2017, the Company closed a private placement of 1,250,000 units at a price of $0.60 per unit for gross proceeds of $750,000. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.70 with an expiry date of three years after the closing date.

As part of the private placement, the Company paid $45,000 in finder’s fees and other cash issuance costs of $3,050. In addition, the Company issued 75,000 in broker warrants with an expiry date of one year after the closing date.

The Company also received $75,000 from the exercise of 980,000 stock options and warrants.

Subsequent to December 31, 2017, the Company completed a non-brokered private placement of 960,000 units at a price of $0.60 per unit for gross proceeds of $576,000. Each unit consisted of one common share and one-half share purchase warrant. Each full warrant is exercisable into one common share at a price of $0.70 for three years after the closing date. As part of the private placement, the Company paid $22,080 in finder’s fees. In addition, the Company issued 36,800 in broker warrants with an expiry date of one year after the closing date.

Liquidity and Capital Resources

At December 31, 2017, the Company had working capital of $4,313,682 compared to working capital of $89,698 as at December 31, 2016. Accounts payable and accrued liabilities at December 31, 2017 were $144,982. As of December 31, 2017, the Company has sufficient working capital to continue operations for at least 12 months and to conduct an exploration program on the Turnagain project.

Transactions with Related Parties

	December 31,	December 31,
	2017	2016

Consulting fees(1)	2,500	8,000
Interest expense	551	-
Management fees(2)	53,600	18,000
Stock-based compensation	41,163	28,312
	97,814	54,312

(1)	Fees paid to a former director, Tom Milner.
(2)	Fees paid to Mark Jarvis, CEO and Director, Brian Fiddler, former CFO and Leslie Young, corporate secretary.

There were no amounts owing to related parties at December 31, 2017 or 2016.

Key management includes the Chief Executive Officer, the Chief Financial Officer and the directors of the Company. Compensation paid or payable to key management for services during the year amounted to $37,700 (2016 - $17,000) for short-term benefits and $41,163 (2016 - $23,231) for stock-based compensation.

Changes in Accounting Policies

Accounting standards issued but not yet effective:

New standard IFRS 9 “Financial Instruments” is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company does not expect the adoption of IFRS 9 to have a material effect on the financial statements.

IFRS 16 “Leases” replaces IAS 17 “Leases” and the related interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting is not substantially changed. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that have adopted IFRS 15. The Company has not yet assessed the future impact of this new standard on its financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

Financial Instruments and other Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows:

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada. As all of the Company’s cash are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

Liquidity risk
Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

Foreign exchange risk
The Company mainly operates in Canada and is therefore not exposed to significant foreign exchange risk arising from transactions denominated in a foreign currency.

Interest Rate Risk
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As at December 31, 2017 and 2016, the Company did not have any significant interest rate risk.

Outstanding Share Data

As at December 31, 2017 the Company had 40,664,015 shares issued. The Company had 2,662,500 stock options outstanding with exercise prices ranging from $0.10 to $1.00, an average price of $0.33 and an average life of 3.50 years. In addition, 25,454,600 warrants were outstanding with an average exercise price of $0.18 and an average life of 2.95 years.

Summary of Share data at December 31, 2017
		Average
		Price	Life in Years
Issued shares	40,664,015
Options	2,662,500	$0.33	3.50
Warrants	25,454,600	$0.18	2.95
Fully Diluted	68,781,115

Summary of Share data at April 30, 2018
		Average
		Price	Life in Years
Issued shares	42,024,015
Options	3,787,500	$0.40	3.90
Warrants	25,571,400	$0.19	2.62
Fully Diluted	71,382,915

Disclosure Controls and Procedures

In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer’s Annual and Interim Filings) (“NI 52-109”), the Chief Executive Officer and Chief Financial Officer of the Company have filed a Venture Issuer Basic Certificate with respect to the financial information contained in the consolidated financial statements for the year ended December 31, 2017 and this accompanying MD&A (together, the “Annual Filings”).

In contrast to the full certificate under NI 52-109, the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109. For further information the reader should refer to the Venture Issuer Basic Certificates filed by the Company with the Annual Filings on SEDAR at www.sedar.com.

Other Information

Additional information on the Company may be found on SEDAR at www.sedar.com, and on the Company’s website at www.gigametals.com.